UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, Leverage in the Glossary and their reconciliations in sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance income (expense)	6
Income tax expenses	6
Net Income attributable to shareholders of Petrobras	6

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	9
RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA	10
LTM Adjusted EBITDA	11
Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics	12

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Power	15

GLOSSARY	16

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.39 in the period Jan-Jun/2021 compared to R$/US$ 4.93 in the period Jan-Jun/2020).

Key Financial Information

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Sales revenues	36,680	26,624	37.8
Cost of Sales	(17,849)	(15,943)	12.0
Gross profit	18,831	10,681	76.3
Income (expenses)	(3,961)	(17,107)	(76.8)
Consolidated net income (loss) attributable to the shareholders of Petrobras	8,301	(10,132)	-
Net cash provided by operating activities	18,067	13,234	36.5
Adjusted EBITDA	20,656	13,366	54.5
Average Brent crude (US$/bbl)	64.86	39.73	63.3
Average Crude Oil sales price (US$/bbl)	61.45	37.09	65.7
Average Domestic basic oil products price (US$/bbl)	70.17	51.46	36.4

US$ million	06.30.2021	12.31.2020	Change (%)
Gross Debt	63,685	75,538	(15.7)
Net Debt	53,262	63,168	(15.7)
Gross Debt/LTM Adjusted EBITDA ratio	1.78	2.66	(33.1)
Net Debt/LTM Adjusted EBITDA ratio	1.49	2.22	(32.9)

Sales Revenues

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Diesel	10,647	6,599	61.3
Gasoline	4,765	2,813	69.4
Liquefied petroleum gas (LPG)	2,036	1,607	26.7
Jet fuel	827	926	(10.7)
Naphtha	693	930	(25.5)
Fuel oil (including bunker fuel)	723	388	86.3
Other oil by-products	1,883	1,193	57.8
Subtotal Oil By-Products	21,574	14,456	49.2
Natural gas	2,370	1,940	22.2
Renewables and nitrogen products	22	32	(31.3)
Revenues from non-exercised rights	161	234	(31.2)
Electricity	1,134	372	204.8
Services, agency and others	384	386	(0.5)
Total domestic market	25,645	17,420	47.2
Exports	10,496	8,419	24.7
Crude oil	7,512	6,306	19.1
Fuel oil (including bunker fuel)	2,455	1,671	46.9
Other oil by-products and other products	529	442	19.7
Sales abroad *	539	785	(31.3)
Total foreign market	11,035	9,204	19.9
Total	36,680	26,624	37.8

* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 36,680 million for the period Jan-Jun/2021, a 37.8% increase (US$ 10,056 million) when compared to US$ 26,624 million for the period Jan-Jun/2020, mainly due to:

(i)	Growth in oil product revenues (US$ 8,225 million), led by the 63.3% increase in Brent prices and higher volumes of gasoline and diesel sold; and
(ii)	Increase in crude oil revenues (US$ 1,206 million), due to Brent price’s recovery and 47% improvement in volumes.

Cost of Sales

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Raw material, products for resale, materials and third-party services *	(7,610)	(6,979)	9.0
Depreciation, depletion and amortization	(4,404)	(4,972)	(11.4)
Production taxes	(4,984)	(2,807)	77.5
Employee compensation	(851)	(1,185)	(28.2)
Total	(17,849)	(15,943)	11.9

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 17,849 million for the period Jan-Jun/2021, an 11.9% increase (US$ 1,906 million) when compared to US$ 15,943 million for the period Jan-Jun/2020, mainly due to:

•	higher sales volumes of domestic oil by-products and exported oil; and
•	higher production taxes due to higher Brent prices.

Income (Expenses)

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Selling expenses	(2,034)	(2,581)	(21.2)
General and administrative expenses	(533)	(702)	(24.1)
Exploration costs	(405)	(169)	139.6
Research and development expenses	(264)	(163)	62.0
Other taxes	(152)	(363)	(58.1)
Impairment of assets	(180)	(13,371)	(98.7)
Other income and expenses, net	(393)	242	-
Total	(3,961)	(17,107)	(76.8)

Selling expenses were US$ 2,034 million for the period Jan-Jun/2021, a 21.2% decrease (US$ 547 million) compared to US$ 2,581 million for the period Jan-Jun/2020, led by lower shipping costs and partially offset by higher sales volumes.

General and administrative expenses were US$ 533 million for the period Jan-Jun/2021, a 24.1% decrease (US$ 169 million) compared to US$ 702 million for the period Jan-Jun/2020, mainly due to the depreciation of Brazilian reais against the US dollars, lower employee expenses due to reduction of headcount, optimization and lower expenses with consulting services.

Impairment expenses of US$ 180 million for the period Jan-Jun/2021 represent a 98.7% decrease (US$ 13,191 million) over the US$ 13,371 million for the period Jan-Jun/2020, mainly due to brent price stabilization in the current period as compared to the prior period which had resulted in a revision in the Brent price assumptions at the outbreak of the Covid-19 pandemic.

5

Net finance income (expense)

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Finance income	328	282	16.3
Income from investments and marketable securities (Government Bonds)	74	119	(37.8)
Other income, net	254	163	55.8
Finance expenses	(3,079)	(2,756)	11.7
Interest on finance debt	(1,656)	(1,854)	(10.7)
Unwinding of discount on lease liabilities	(592)	(652)	(9.2)
Discount and premium on repurchase of debt securities	(849)	(262)	224.0
Capitalized borrowing costs	478	494	(3.2)
Unwinding of discount on the provision for decommissioning costs	(384)	(352)	9.1
Other finance expenses and income, net	(76)	(130)	(41.5)
Foreign exchange gains (losses) and indexation charges	(869)	(4,334)	(79.9)
Foreign exchange gains (losses)	1,001	(3,776)	-
Reclassification of hedge accounting to the Statement of Income	(2,307)	(2,443)	(5.6)
Recoverable taxes inflation indexation income *	474	1,842	(74.3)
Other foreign exchange gains (losses) and indexation charges, net	(37)	43	-
Total	(3,620)	(6,808)	(46.8)

* Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

Net finance expenses were US$ 3,620 million for the period Jan-Jun/2021, a 46.8% decrease (US$ 3,188 million) compared to the expense of US$ 6,808 million for the period Jan-Jun/2020, due to foreign exchange gains in the period Jan-Jun/2021 resulting from the appreciation of the Brazilian real against the US dollar as compared to foreign exchange losses in the period Jan-Jun/2020 resulting from the depreciation of the Brazilian real against the US dollar (US$ 4,777 million increase). This movement was partially offset by lower recoverable taxes inflation indexation income (US$ 1,368 million decrease), and higher premium on repurchase of debt securities (US$ 587 million increase).

Income tax expenses

Income tax presented a US$ 4,103 million expense for the period Jan-Jun/2021, a US$ 7,434 million increase compared to a US$ 3,331 million net benefit for the period Jan-Jun/2020, mainly due to the net income before income taxes in the period Jan-Jun/2021 compared to the loss before income taxes in the comparative period.

Net Income (loss) attributable to shareholders of Petrobras

Net income (loss) attributable to shareholders of Petrobras presented a US$ 8,301 million net income for the period Jan-Jun/2021, a US$ 18,433 million increase compared to a US$ 10,132 million net loss for the period Jan-Jun/2020, mainly due to the impairment losses recognized in Jan-Jun/2020, and business performance improvement, led by higher liquid prices, margins, and volumes.

6

CAPITAL EXPENDITURES (CAPEX)

Capital expenditures, or CAPEX, based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CAPEX (US$ million)	Jan-Jun2021	Jan-Jun/2020	Change (%)
Exploration and Production	3,574	3,749	(4.7)
Refining, Transportation & Marketing	447	410	9.0
Gas and Power	157	138	13.8
Corporate and other businesses	100	73	37.0
Total	4,278	4,370	(2.1)

We invested a total of US$ 4,278 million in the period Jan-Jun/2021, of which 83.5% was in the E&P segment, a 2.1% decrease when compared to our Capital Expenditures of US$ 4,370 million in the period Jan-Jun/2020. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Jun/2021, investments in the E&P segment totaled US$ 3.5 billion, mainly concentrated on: (i) the development of ultra-deep water production in the Santos Basin pre-salt complex (US$ 0.9 billion); (ii) development of new projects in deep water (US$ 0.1 billion); and (iii) exploratory investments (US$ 0.2 billion).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Jun/2021	Jan-Jun/2020
Adjusted Cash and Cash Equivalents at the beginning of period	12,384	8,265
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(659)	(888)
Cash and cash equivalents at the beginning of period	11,725	7,377
Net cash provided by operating activities	18,067	13,234
Acquisition of PP&E and intangibles assets	(3,135)	(3,371)
Investments in investes	(11)	(940)
Proceeds from disposal of assets – (Divestments)	502	434
Dividends received	200	104
Divestment (Investment) in marketable securities	91	145
Net cash used in investing activities	(2,353)	(3,628)
(=) Net cash provided by operating and investing activities	15,714	9,606
Proceeds from finance debt	1,668	15,796
Repayments of finance debt	(14,785)	(8,919)
Net finance debt	(13,117)	6,877
Repayment of lease liability	(2,899)	(2,971)
Dividends paid to shareholders of Petrobras	(1,848)	(1,020)
Dividends paid to non-controlling interest	(39)	(30)
Investments by non-controlling interest	(14)	(25)
Net cash provided by (used) in financing activities	(17,917)	2,831
Effect of exchange rate changes on cash and cash equivalents	300	(344)
Cash and cash equivalents at the end of period	9,822	19,470
Government bonds and time deposits with maturities of more than 3 months at the end of period *	602	539
Adjusted Cash and Cash Equivalents at the end of period	10,424	20,009

Reconciliation of Free Cash Flow
Net cash provided by operating activities	18,067	13,234
Acquisition of PP&E and intangibles assets	(3,135)	(3,371)
Investments in investees **	(11)	(940)
Free Cash Flow	14,921	8,923

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation.

As of June 30, 2021, the balance of Cash and cash equivalents was US$ 9,822 million and Adjusted Cash and Cash Equivalents totaled US$ 10,424 million.

The six-month period ended June 30, 2021 had net cash provided by operating activities of US$ 18,067 million, proceeds from disposal of assets (divestments) of US$ 502 million and proceeds from financing of US$ 1,668 million. Those resources were allocated to debt prepayments and to amortizations of principal and interest due in the period of US$ 14,785 million, repayment of lease liability of US$ 2,899 million and to acquisition of PP&E and intangibles assets of US$ 3,135 million.

The Company repaid several finance debts, in the amount of US$ 14,785 million notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 2,893 million; (ii) US$ 6,965 million to repurchase and withdraw global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 849 million; and (iii) total prepayment of US$ 593 million for loans with development agencies.

The Company raised US$ 1,442 million through bonds issued in the international capital market (Global Notes) maturing in 2051.

8

CONSOLIDATED DEBT

Debt (US$ million)	06.30.2021	12.31.2020	Change (%)
Capital Markets	25,178	30,137	(16.5)
Banking Market	14,028	18,597	(24.6)
Development banks	908	1,516	(40.1)
Export Credit Agencies	3,189	3,424	(6.9)
Others	202	214	(5.6)
Finance debt	43,505	53,888	(19.3)
Lease liabilities	20,180	21,650	(6.8)
Gross Debt	63,685	75,538	(15.7)
Adjusted Cash and Cash Equivalents	10,423	12,370	(15.7)
Net Debt	53,262	63,168	(15.7)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	42%	51%	(9)
Average interest rate (% p.a.)	5.9	5.9	-
Weighted average maturity of outstanding debt (years)	12.54	11.71	7.1

The cash flow generation and continuous liability management allowed a relevant reduction in our indebtedness. Gross debt decreased 15.7% (US$ 11,853 million) to US$ 63,685 million on June 30, 2021 from US$ 75,538 million on December 31, 2020, lower than the target established for 2021, mainly due to debt prepayments.

Net debt was reduced by 15.7% (US$ 9,906 million), reaching US$ 53,262 million on June 30, 2021, compared to US$ 63,168 million on December 31, 2020.

In addition, our liability management strategy, which involved the issuance of new long-term debt and the payment of debt due in the shorter term, helped increase the weighted average maturity of outstanding debt to 12.54 years as of June 30, 2021 from 11.71 years as of December 31, 2020.

9

RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results from disposal and write-offs of assets and on remeasurement of investment retained with loss of control, and impairment.

LTM Adjusted EBITDA represents an alternative to the company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Net income (loss)	8,356	(10,412)	-
Net finance income (expense)	3,620	6,808	(46,8) -
Income taxes	4,103	(3,331)	-
Depreciation, depletion and amortization	5,678	6,336	(10,4)
EBITDA	21,757	(599)	-
Results in equity-accounted investments	(1,209)	509	-
Impairment	180	13,371	(98.7)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	34	0	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(106)	85	-
Adjusted EBITDA	20,656	13,366	54.5
Adjusted EBITDA Margin (%)	56	50	6.0

10

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	06.30.2021	12.31.2020	3Q-2020	4Q-2020	1Q-2021	2Q-2021
Net income (loss)	19,716	948	(257)	11,617	200	8,156
Net finance (expense) income	6,442	9,630	4,186	(1,364)	5,639	(2,019)
Income taxes	6,260	(1,174)	(568)	2,725	319	3,784
Depreciation, depletion and amortization	10,787	11,445	2,873	2,236	2,856	2,822
EBITDA	43,205	20,849	6,234	15,214	9,014	12,743
Results in equity-accounted investments	(1,059)	659	168	(18)	(183)	(1,026)
Impairment	(5,852)	7,339	(13)	(6,019)	90	90
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	77	43	43	−	34	0
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(690)	(499)	(218)	(366)	(49)	(57)
Adjusted EBITDA	35,681	28,391	6,214	8,811	8,906	11,750
Income taxes	(6,260)	1,174	568	(2,725)	(319)	(3,784)
Allowance (reversals) for impairment of trade and others receivables	8	144	(8)	20	(15)	11
Trade and other receivables, net	(230)	1	435	70	(128)	(607)
Inventories	(1,961)	724	(364)	(18)	(1,973)	394
Trade payables	848	216	463	45	616	(276)
Deferred income taxes, net	5,754	(1,743)	(572)	2,443	200	3,683
Taxes payable	5,074	2,914	1,493	1,237	977	1,367
Others	(5,191)	(2,931)	355	(2,811)	(1,020)	(1,715)
Net cash provided by operating activities -OCF	33,723	28,890	8,584	7,072	7,244	10,823

11

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA ratio are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt became a Top Metric as identified in our Strategic Plan 2021-2025.

The following table presents the reconciliation for those metrics to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	06.30.2021	12.31.2020
Cash and cash equivalents	9,821	11,711
Government securities and time deposits (maturity of more than three months)	602	659
Adjusted Cash and Cash equivalents	10,423	12,370
Finance debt	43,505	53,888
Lease liability	20,180	21,650
Current and non-current debt - Gross Debt	63,685	75,538
Net debt	53,262	63,168
Net cash provided by operating activities - LTM OCF	33,723	28,890
Income taxes	6,260	(1,174)
Allowance (reversals) for impairment of trade and other receivables	(8)	(144)
Trade and other receivables, net	230	(1)
Inventories	1,961	(724)
Trade payables	(848)	(216)
Deferred income taxes, net	(5,754)	1,743
Taxes payable	(5,074)	(2,914)
Others	5,191	2,931
LTM Adjusted EBITDA	35,681	28,391
Gross debt net of cash and cash equivalents/LTM OCF ratio	1.60	2.21
Gross debt/LTM Adjusted EBITDA ratio	1.78	2.66
Net debt/LTM Adjusted EBITDA ratio	1.49	2.22

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Sales revenues	25,175	16,042	56.9
Gross profit	14,335	6,630	116.2
Income (Expenses)	(979)	(13,379)	(92.7)
Operating income (loss)	13,356	(6,749)	-
Net income (loss) attributable to the shareholders of Petrobras	8,873	(4,617)	-
Average Brent crude (US$/bbl)	64.86	39.73	63.3
Sales price – Brazil
Average Crude oil (US$/bbl)	61.45	37.09	65.7
Production taxes – Brazil	4,992	2,814	77.4
Royalties	2,546	1,541	65.2
Special Participation	2,427	1,253	93.7
Retention of areas	18	20	(7.9)

[1]

In the period Jan-Jun/2021, the gross profit of E&P segment was US$ 14,335 million, an increase of 116.2% in relation to the period Jan-Jun/2020, due to higher sales revenues, which reflect higher Brent prices.

The operating income of US$ 13,356 million in the period Jan-Jun/2021 was mainly due to the rise in Brent prices and to the lower expenses, which reflects lower impairment losses, compared to the period Jan-Jun/2020.

In the period Jan-Jun/2021, the increase in production taxes was caused by the rise in Brent prices, in relation to the Jan-Jun/2020 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Crude oil, NGL and natural gas – Brazil	2,737	2,806	(2.5)
Crude oil and NGL (mbbl/d)	2,211	2,282	(3.1)
Natural gas (mboed)	526	524	0.3
Crude oil, NGL and natural gas – Abroad	44	50	(12.0)
Total (mboed)	2,781	2,856	(2.6)

Production of crude oil, NGL and natural gas was 2,781 mboed in the period Jan-Jun/2021, representing a 2.6% reduction compared to Jan-Jun/2020, due to platform hibernation in shallow water, divestments of fields concluded over 2020 and early 2021, in addition to the natural decline in production, partially compensated by the ramp up of platforms P-67 (Tupi field), P-68 (Berbigão and Sururu field) and P-70 (Atapu field).

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Sales revenues	32,980	23,741	38.9
Gross profit	4,406	915	381.5
Income (Expenses)	(921)	(2,218)	(58.5)
Operating income (loss)	3,485	(1,303)	-
Net income attributable to the shareholders of Petrobras	2,928	(1,268)	-
Average refining cost (US$ / barrel) – Brazil	1.62	1.98	(18.2)
Average domestic basic oil products price (US$/bbl)	70.17	51.46	36.4

For the period Jan-Jun/2021, Refining, Transportation and Marketing gross profit was US$ 3,491 million higher than in the period Jan-Jun/2020, mainly due to the positive effect of inventory realization formed at lower prices. This effect was negative in Jan-Jun/2020 due to the strong reduction in Brent prices following the impact of the covid pandemic on global demand and was positive in Jan-Jun/2021 due to the appreciation of Brent prices in this period.

The operating income for the period Jan-Jun/2021 reflects higher gross profit and lower selling expenses, due to reduced international freight prices, reversal of taxes expense provisions after adhering to amnesty programs and voluntary dismissal plan that occurred in 2020.

The refining cost in the period Jan-Jun/2021 was US$ 1.62/bbl, 18.2% lower than in the period Jan-Jun/2020, due to the exchange rate variation in the period and to the increase in the processed feedstock in 2021.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Total production volume	1,781	1,739	2.4
Domestic sales volume	1,713	1,563	9.6
Reference feedstock	2,176	2,176	-
Refining plants utilization factor (%)	79	76	3.0
Processed feedstock (excluding NGL)	1,670	1,622	3.0
Processed feedstock	1,710	1,669	2.5
Domestic crude oil as % of total	91	93	(2.0)

Domestic sales in the period Jan-Jun/2021 were 1,713 mbbl/d, an increase of 9.6% compared to Jan-Jun/2020, mainly due to the increase of 24.6% in diesel sales between periods, due to higher competitiveness of the Company’s prices in relation to the prices of other players, increasing our market share, as well as due to the increase in demand for diesel following the economic recovery. Gasoline sales increased 19% between periods due to increased mobility in the period Jan-Jun/21 compared to the period Jan-Jun/2020, which included the start of the COVID-19 pandemic, and lower imports by other players. Fuel oil sales increased by 44% due the increase in the thermoelectric demand.

Naphtha had a 51.6 % reduction on sales volume in Jan-Jun/2021 compared to Jan-Jun/2020, due the new contracts in force with Braskem, with smaller committed amounts compared to the previous contract.

Total production of oil products for the period Jan-Jun/2021 was 1,781 mbbl/d, 2.4% above Jan-Jun/2020. The main increases in volumes were in diesel and gasoline production.

Processed feedstock for the period Jan-Jun/2021 was 1,710 mbbl/d, with a utilization factor of 79%, 3.0% above Jan-Jun/2020.

14

Gas and Power

Financial information

US$ million	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Sales revenues	4,862	3,887	25.1
Gross profit	1,870	1,932	(3.2)
Income (expenses)	(1,411)	(1,327)	6.3
Operating income (loss)	459	605	(24.1)
Net income attributable to the shareholders of Petrobras	330	383	(13.8)
Average natural gas sales price – Brazil (US$/bbl)	38.37	38.13	0.6

For the period Jan-Jun/2021, the gross profit of the Gas and Power segment was US$ 1,870 million, a decrease of 3.2% when compared to the period Jan-Jun/2020, mainly due to the increase in the gas acquisition costs, partially offset by higher power generation.

For the period Jan-Jun/2021, the operating income was US$ 459 million, 24.1% lower than for the period Jan-Jun/2020, mainly due to lower gross profit, higher tax expenses and provision for legal proceedings, despite the divestment made (remaining portion of NTS and sale of wind farms).

Operational information

	Jan-Jun/2021	Jan-Jun/2020	Change (%)
Regulated contracting market sales (Availability) – average MW	2,459	2,404	2.3
Free contracting market electricity sales and sales for domestic consumption - average MW	1,179	718	64.2
Electricity generation - average MW	3,082	1,377	123.8
Difference settlement prices – US$/MWh	37	27	37.0
National gas delivered - million m³/day	44	45	(2.2)
Regasification of liquefied natural gas - million m³/day	18	3	500.0
Natural gas imports - million m³/day	20	16	25.0
Natural gas sales - million m³/day	82	64	28.1

For the period Jan-Jun/2021, the ACR sales increased by 2.3% when compared to the period Jan-Jun/2020, mainly due to the entry into force of a new contract for Ibirité Thermoelectric Power Plant (UTE Ibirité) in January 2021, whose sale took place in the 2019 A-2 auction. The ACL sales increased by 64.2%, due to a new contract signed in September 2020 and additional volumes of short-term energy sales in April and May 2021.

The volume of electricity generation increased by 123.8% due to the decrease in the levels of hydroelectric plants reservoirs.

Higher volume of natural gas sold due to thermoelectric segment, as mentioned above, resulted in higher need for supply through LNG regasification.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments and results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA Margin – Adjusted EBITDA divided by Sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance income (expense), income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less acquisition of PP&E, intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS. The global adverse scenario encouraged the Company to revise its top metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with the Gross debt.

The target approved for the Gross debt, in the scope of the Strategic Plan 2021-2025, is US$ 67 billion for 2021 and is US$ 60 billion for 2022.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance income (expense), results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer